Filed Pursuant to Rule 433

Registration No. 333-221293

September 20, 2018

Final Term Sheet

State Street Corporation

Depositary Shares, Each Representing a 1/100th Ownership Interest

in a Share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series H

Issuer:	State Street Corporation (Ticker: STT)

Security:	Depositary shares, each representing a 1/100th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series H (the “Series H Preferred Stock”)

Size:	$500,000,000 (500,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa1 (stable) / BBB (stable) / BBB (stable) (Moody’s / S&P / Fitch)

Liquidation Preference:	$100,000 per share (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	From the date of issuance to, but excluding, December 15, 2023, at an annual rate of 5.625% and from, and including, December 15, 2023, at an annual rate equal to three-month LIBOR plus 2.539%.

Dividend Payment Date:	15th day of June and December of each year, commencing on December 15, 2018 to and including December 15, 2023, and on the 15th day of March, June, September and December of each year, commencing on March 15, 2024, in each case if declared by the Issuer’s board of directors or any duly authorized committee of the Issuer’s board of directors.

Optional Redemption:	On December 15, 2023, or any dividend payment date thereafter, the Series H Preferred Stock may be redeemed at the Issuer’s option, in whole or in part, at a redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series H Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to December 15, 2023, upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of the Series H Preferred Stock nor the holders of depositary shares will have the right to require the redemption or repurchase of the Series H Preferred Stock.

Trade Date:	September 20, 2018

Settlement Date**:	September 27, 2018 (T + 5)

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$5,000,000

Net Proceeds (before expenses) to Issuer:	$495,000,000

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC UBS Securities LLC

Junior Co-Managers:	Mischler Financial Group, Inc. The Williams Capital Group, L.P.

CUSIP/ISIN:	857477BA0 / US857477BA04

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The underwriters expect to deliver the depositary shares to purchasers on or about September 27, 2018, which will be the fifth business day following the pricing of the depositary shares (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares on the date of pricing or the next two business days will be required, by virtue of the fact that the depositary shares initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares on the date of pricing of the depositary shares or the next two business days should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526, Morgan Stanley & Co. LLC at 1-866-718-1649 or Wells Fargo Securities, LLC at 1-800-645-3751.

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